                                                                                                                                                                      P.O. Box 2600

                                                                                                                                                                      Valley Forge, PA 19482-2600

                                                                                                                                                                      610-669-1605

                                                                                                                                                                      brian_p_murphy@vanguard.com

May 28, 2015

Asen Parachkevov, Esq.

U.S. Securities and Exchange Commission                              via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:      Vanguard Municipal Bond Funds

File No. 2-57689

Post-Effective Amendment No. 81 – Vanguard Tax-Exempt Bond Index Fund (the “Fund”)

Dear Mr. Parachkevov,

As requested, this letter memorializes our conversation on May 21, 2015 regarding the modification of the Fund’s diversification disclosure in the Statement of Additional Information.  This disclosure, which accurately applies to other funds within the Vanguard Municipal Bond Funds Trust, should not apply to the Fund.  As a result, the Fund will modify its diversification disclosure to align more closely with section 5(b)(1) of the Investment Company Act of 1940, as amended.

Please contact me at (610) 669-1605 with any questions or comments regarding the Fund.  Thank you.

Sincerely,

Brian P. Murphy

Senior Counsel

The Vanguard Group, Inc.